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Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization
Philips Electron Optics International B.V.	The Netherlands
Micrion KK	Japan
Micrion Corporation	Oregon
FEI Deutschland GmbH	Germany
FEI Company FSC Ltd.	Barbados
Asia FEI Company	Korea
FEI Company N.V.	Belgium
FEI Company GmbH	Austria
FEI Company AS	Norway
FEI Company Ltd.	Hong Kong
FEI Company S.A.	Spain
FEIC A.G.	Switzerland
FEI Company A/S	Denmark
FEI Company	Sweden
FEI Company of USA (SE Asia) P.t.e. Ltd.	Singapore
Philips Electron Optics Czech Republic SO	Czech Republic
FEI Systems Canada, Inc.	Canada
Philips Electron Optics SRL	Italy
Philips Electron Optics Nederland B.V.	The Netherlands
Philips Electron Optics Japan Ltd.	Japan
Philips Optique Electronique S.A.S.	France
Philips Electron Optics B.V.	The Netherlands
FEI UK Ltd.	United Kingdom

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LIST OF SUBSIDIARIES